Exhibit 99.9

TVD Holdings PCL Improves Sales Effectiveness and Agent Satisfaction with NICE
Interaction Analytics

NICE Interaction Analytics expands capabilities and finds success for APAC-centered TVDH

Hoboken, N.J., December 21, 2022 – NICE (Nasdaq: NICE) today announced that multi-level marketing company TVD Holdings PCL (TVDH) has successfully implemented NICE Interaction Analytics, showing improvement in customer satisfaction, revenue growth, and an incremental increase in agent performance and cross-selling capabilities. To capitalize on this success, TVDH expanded its operation with additional NICE Interaction Analytics capabilities to obtain a comprehensive view of customer interactions to further analyze customer and agent behavior and improve overall business satisfaction.

With the implementation of NICE Interaction Analytics, TVDH has reported improvement in agent script compliance and agent encouragement for the customer to answer the satisfaction survey rise from 15% to 56% participation, an increase in cross-selling revenue from 17% to 23%, and a surge in cross-sell attempt rate from 40% to 70%. Agents have increased sales by matching customers with the products they’d be most interested in, showing an overall improvement in customer service.  Utilizing insights driven by data on customer behavior, intent, and effort, TVDH is now positioned to best meet the needs of its customers.

Interaction Analytics improves customer satisfaction by providing agents with valuable information on who their customers are and what they need, in real time. Receiving around 14 million calls annually, TVDH required a solution that would allow fast, seamless adoption without sacrificing expected high-quality customer satisfaction. By providing agents with the necessary tools to succeed, TVDH has reported great improvements in sales effectiveness and cross-selling attempt rate. With real-time behavior insights into conversations, Interaction Analytics has laid the foundation for future successes for TVD Holdings PCL.

Songpol Shanmatkit, Chief Executive Officer, TVD Holdings, said, “Our team uses NICE Interaction Analytics to help build our business and customer relationships, and we have already achieved great success with this intelligent tool. The data provided by this solution has given TVDH the insights to match customer preferences among products and sales channels, while the fast deployment has been a key to our rapid gain in ROI.”

Darren Rushworth, President, NICE International, said, “Managing customer data with NICE’s advanced Interaction Analytics has proven to be a key driver of success for TVDH and its contact centers. By having the ability to pinpoint the best opportunities for improvement, agents have found great success in serving customers, which led to higher satisfaction and an increase in sales. With the increased focus on improving cross-selling and agent satisfaction, these achievements open the door for the future growth of the company and will lead the way for further expansion.”

About TVD Holdings PCL
TVD Holdings Company Limited is an e-commerce website that offers a wide variety of products and services through various communication channels to reach consumers directly, with a focus on creating a shopping experience where customers can order products and services anytime, anywhere. TVD Holdings is committed to delivering shopping pleasure and convenience for customers with the use of a variety of innovative products selected by experts. www.tvdirect.tv

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr, Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.